February 19, 2009

Mr. Andrew C. Richardson
Chief Financial Officer and Treasurer
Northstar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

Re: Northstar Realty Finance Corp.
        File No. 001-32330
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Richardson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Kevin Woody
                                            Accounting Branch Chief